TRANSMISSÃO PAULISTA

RECEIVED

2007 SEP 17 A 9:17

Data São Paulo, September 5, 2007

Ref.CT/FR/0015/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

07026573

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on August 20, 2007 regarding Companhia de Transmissão de Energia Elétrica Paulista and issued last August, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO
PAULISTA

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTY-SECOND ORDINARY MEETING OF THE BOARD OF DIRECTORS

On the 20th (twenty) day of the month of August 2007, at 11:00 a.m., pursuant to its convening by the Chairman, and in the form of an ordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista met in the meeting room located at Rua Casa do Ator, 1,155 – 9th floor, in the city and state of São Paulo in the presence of the directors as named and signed below. In the beginning of the Meeting Dr. Luis Fernando Alarcón Mantilla, Chairman of the Board of Directors, explained the absence of the Board Member Orlando José Cabrales Martinez. After that the Chairman of the Board of Directors submitted to the appreciation of the meeting the item on the agenda **"Loan with BNDES"** presented by the Chief Financial Officer of CTEEP, Eduardo Feldmann Costa, on the basis of the slides exhibited, copies of which had been previously distributed to the Directors and are a component part of the documentation of the meeting. The matter having been discussed and put to the vote, the Board of Directors unanimously approved: (a) the long term financial funding , to finance the Multi-Annual Investment Plan for the 2006-2008 period at a maximum loan of R$ 764.215 million (seven-hundred sixty-four million and two-hundred fifteen reais), with BNDES – National Bank for Economic and Social Development; (b) contract of guarantees granted by receivables issued by CTEEP in proportion to 110% of the installment to became due, with Banco Bradesco S/A, Banco Santander Banespa S.A. and Banco do Brasil S.A., grantors of the operation and (c) authorize the officers to take all necessary measures to become this operation effective. Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Luis Fernando Alarcón Mantilla – Chairman of the Board of Directors, Fernando Augusto Rojas Pinto - Vice- Chairman of the Board of Directors, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera e Rogério da Silva.

São Paulo, August 20, 2007.

Maria Ignez Mendes de Vinhaes da Costa
Secretary

END